June 1, 2012

Mr. Michael R. Clampitt
Ms. Jessica Livingston
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Bancorp, Inc. Registration Statement on Form S-1/A Filed May 29, 2012 File No. 333-180883

Dear Mr. Clampitt and Ms. Livingston:

          This letter provides United Bancorp, Inc.'s (the "Company") response to the Commission staff letter dated May 31, 2012 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's response to the comments immediately follows:

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Prospectus Cover Page

1.

Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Response:

The Company will revise existing disclosure on the prospectus cover page in the manner indicated by the following italicized language:

"If Treasury decides to sell any of the offered Preferred Shares, then the underwriters will agree to purchase such Preferred Shares in a firm commitment underwriting and the public offering price of such Preferred Shares will equal the clearing price plus accrued dividends thereon.

Michael R. Clampitt
Jessica Livingston
June 1, 2012

As previously stated, the Company will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. The Company also re-confirms that all information, other than information that may be omitted pursuant to Rule 430A, will be included in the prospectus prior to its distribution to such potential bidders.

Summary

2.

Revise to disclose if the Company is bidding in the offering. If so, revise to disclose the capital ratios for the Company and the Bank as of the most recent practicable date, and the ratios assuming the Company is a successful bidder.

Response:

In the Summary, the Company currently has the following disclosure in the "Auction Process" section on page S-4 of the prospectus supplement: "We do not intend to submit any bids in the auction."

To further clarify that the Company will not bid in the offering and make this disclosure more conspicuous, the Company will revise this disclosure in the manner indicated by the following italicized language and state the sentence as a separate paragraph in the "Auction Process" section of the Summary:

"We will not submit any bids in the auction."

          Based on these responses to the Commission's comments, the Company respectfully requests that you confirm in writing as soon as reasonably possible that the Commission has no further comments at this time.

Michael R. Clampitt
Jessica Livingston
June 1, 2012

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer